[GREAT LAKES POWER INC. LOGO]                                       NEWS RELEASE


                GREAT LAKES ANNOUNCES NET INCOME OF $116 MILLION
                    FOR TWELVE MONTHS ENDED DECEMBER 31, 2000

TORONTO, FEBRUARY 2, 2001 - Great Lakes Power Inc. today announced net income for the year ended December 31, 2000 of $116 million or $0.92 per fully diluted common share, compared to $113 million or $0.90 per share in 1999. Power generation for 2000 increased to 4,581 gigawatt hours ("GWh"), up 27% from 3,604 GWh last year mainly as a result of the acquisition of the Maclaren Energy hydroelectric system in western Quebec in late 1999.

Great Lakes' Chairman and Chief Executive Officer, Ed Kress, commented as follows: "The additional contribution from our power operations in Ontario and Quebec was substantially offset by the impact of abnormally dry conditions in the US Midwest on our power operations in Louisiana. The company's recently announced $500 million capital investment program is moving ahead well, with construction on the High Falls power station in northern Ontario expected to start in the first half of 2001."

RESULTS FOR 2000

The company's northern Ontario power generating, transmission and distribution system sold 2,309 GWh of electricity during 2000, down from 2,341 GWh in 1999. Internal power generation decreased to 1,369 GWh from 1,503 GWh in the preceding year, with lower precipitation throughout 2000. The company's ongoing facilities upgrading program continued with the returbining of three generating units at the Andrews, MacKay and Hogg power stations, which added 7 megawatts ("MW") of capacity.

The Maclaren Energy system, operated through 50%-owned Great Lakes Hydro Income Fund, generated 1,554 GWh of power during the year, 10% higher than plan. The strategic power interconnection at Masson, Quebec, which links the Quebec and Ontario power grids, was recently upgraded and expanded by 240 MW to 400 MW.

The company's other operations in Canada and the United States generated 1,658 GWh of power during 2000, down from 1,909 GWh in 1999. Higher precipitation in Quebec increased Pontiac Power's generation from 205 GWh to 217 GWh. The Lake Superior Power cogeneration plant in Ontario also increased its production to 852 GWh from 843 GWh, including the energy equivalents of contracted natural gas resold to take advantage of higher prices. Louisiana HydroElectric Power's generation declined substantially from 810 GWh in 1999 to 538 GWh in 2000, as a result of significantly lower water flows on the Mississippi River. The financial impact of this lower generation was partly offset by drawing down hydrological reserves previously set aside for this purpose.

CAPITAL INVESTMENT PROGRAM

Work continues on Great Lakes' $500 million capital investment plan, which forms an integral part of a strategic plan to double power operating earnings by the year 2005.

High Falls,                             Construction is expected to begin in May on the 45 MW, $75 million
Ontario                                 redevelopment of the High Falls hydroelectric generating station on the
                                        Michipicoten River in northern Ontario, for expected completion in fourth quarter of 2002.

Sault Ste. Marie,                       Planning continues for the construction of a $25 million high voltage 230
Ontario / Michigan                      kilovolt transmission interconnection to link the company's generating stations in Ontario with the neighbouring power grid in Michigan. This interconnection will have a capacity of 300 MW and will enhance Great
                                        Lakes' ability to access other energy markets to maximize the value of its power system.

Powell River,                           The Great Lakes Hydro Income Fund has acquired a 50% economic interest in
British Columbia                        two hydroelectric generating stations in the city of Powell River, B.C.
                                        which have an aggregate capacity of 82 MW, at a cost of $113 million.

Pingston Creek,                         Site development has commenced for a 30 MW, $45 million hydroelectric
British Columbia                        generating station near Revelstoke, B.C. in partnership with Canadian Hydro
                                        Developers Inc.  Construction is expected to start during the first half of
                                        2001 after negotiating power sales and transmission agreements, for completion in mid 2002.

Passo do Meio,                          Pre-development work continues for five new hydroelectric generating
Rio Grande do Sul,                      stations in southern Brazil, which have a total capacity of 81 MW
Brazil                                  representing an investment of approximately $80 million.  Site development work has started on the first of these projects, the 30 MW Passo do Meio generating station in the State of Rio Grande do Sul.

CORPORATE

As previously announced, a Special Meeting of Great Lakes' shareholders will be held on Wednesday, February 28, 2001 to consider the proposal to amalgamate the company with a wholly-owned subsidiary of Brascan Corporation, as part of a going private transaction. The board of directors has recommended approval of this proposal. If this amalgamation is approved, the affairs of the company will be continued by the successor company, under the name Great Lakes Power Inc.

OUTLOOK

Although abnormally dry conditions continue to prevail in the US Midwest, the financial impact of these conditions is expected to be partly offset by increased contributions from other power operations and by the impact of the company's ongoing facilities upgrading program. Through its capital investment plan, the company is aggressively seeking to increase returns as new development projects and acquisitions are brought on stream.

                               * * * * * * * * * *

Note: This news release contains forward-looking statements concerning the company's business and operations. The company cautions that, by their nature, forward-looking statements involve risk and uncertainty and the company's actual results could differ materially from those expressed or implied in such statements. Reference should be made to the company's most recent Annual Information Form for a description of the major risk factors.

                               * * * * * * * * * *

Great Lakes Power Inc. generates, transmits and distributes electricity in northern Ontario and western Quebec, and has ownership and operating interests in other power generating facilities in Canada and the United States.


                                     - 30 -

For more information, please contact:


MEDIA:                                  INVESTORS AND FINANCIAL ANALYSTS:

Edward C. Kress                         Richard Legault
Chairman and                            Vice-President and
  Chief Executive Officer                 Chief Financial Officer
(416) 363-9491                          (416) 956-5138

                          [GREAT LAKES POWER INC. LOGO]


                              FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------
                                            THREE MONTHS ENDED    YEAR ENDED
                                                DECEMBER 31       DECEMBER 31
millions, except per share amounts           2000        1999     2000    1999
--------------------------------------------------------------------------------
REVENUES                                    $  92       $  66    $ 334   $ 286

NET INCOME                                  $  24       $  21    $ 116   $ 113
     PER FULLY DILUTED COMMON SHARE         $0.19       $0.17    $0.92   $0.90

DIVIDENDS PER COMMON SHARE                  $0.16       $0.16    $0.64   $0.64
--------------------------------------------------------------------------------


                              OPERATING STATISTICS

--------------------------------------------------------------------------------
                                         THREE MONTHS ENDED        YEAR ENDED
                                             DECEMBER 31           DECEMBER 31
Gigawatt hours                           2000          1999       2000     1999
--------------------------------------------------------------------------------

NORTHERN ONTARIO POWER
   Electricity generation                 306           294      1,369    1,503
   Electricity sales                      591           590      2,309    2,341
   Internal generation (1)                48%           48%        57%      62%

MACLAREN ENERGY (2)
   Electricity generation                 325           191      1,554      192
   Electricity sales                      323           193      1,573      193

VALERIE FALLS POWER
   Electricity generation and sales        12            15         51       51

PONTIAC POWER
   Electricity generation                  45            58        217      205
   Electricity sales                       45            56        214      202

LOUISIANA HYDROELECTRIC POWER
   Electricity generation                  72            69        538      810
   Electricity sales                       68            66        520      780

LAKE SUPERIOR POWER (3)
   Electricity generation and sales       220           220        852      843

--------------------------------------------------------------------------------
TOTAL
   ELECTRICITY GENERATION                 980           847      4,581    3,604
   ELECTRICITY SALES                    1,259         1,140      5,519    4,410
--------------------------------------------------------------------------------

(1) Electricity generation as a percentage of electricity available for sale before distribution and line loss.

(2)  Acquired in November 1999 through the Great Lakes Hydro Income Fund.

(3)  Including energy equivalents of contracted gas sales.

[GREAT LAKES POWER INC. LOGO]               CONSOLIDATED FINANCIAL STATEMENTS(1)


                        CONSOLIDATED STATEMENT OF INCOME

--------------------------------------------------------------------------------

                                      THREE MONTHS ENDED         YEAR ENDED
                                         DECEMBER 31            DECEMBER 31
millions, except per share amounts     2000       1999        2000       1999
--------------------------------------------------------------------------------
REVENUE

  Power operations                   $   63.0   $   40.0    $  226.8   $  187.7
  Long-term investments                  11.5       13.1        48.0       47.4
  Investment income                      17.0       12.8        58.7       51.2
                                     -------------------------------------------
                                         91.5       65.9       333.5      286.3
                                     -------------------------------------------
EXPENSE

  Interest                               20.8       16.9        79.2       64.4
  Power and fuel purchases               26.5       17.7        69.8       54.1
  Operating costs                         7.6        6.1        26.8       19.2
  Depreciation                            5.3        4.2        20.7       16.7
  Minority interests                      1.5        0.9         4.6        3.7
  Income and other taxes                  5.9       (0.6)       16.9       15.1
                                     -------------------------------------------
                                         67.6       45.2       218.0      173.2
--------------------------------------------------------------------------------
NET INCOME                           $   23.9   $   20.7    $  115.5   $  113.1
--------------------------------------------------------------------------------
PER FULLY DILUTED
  COMMON SHARE                       $   0.19   $   0.17    $   0.92   $   0.90
--------------------------------------------------------------------------------


                      CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                             YEAR ENDED
                                                            DECEMBER 31
millions                                                 2000          1999
--------------------------------------------------------------------------------
CASH PROVIDED FROM OPERATIONS                        $    125.5    $    131.5
--------------------------------------------------------------------------------
FINANCING AND SHAREHOLDER
  DISTRIBUTIONS
  Borrowings                                               --           290.0
  Debt repayments                                          (6.9)       (187.5)
  Convertible debenture interest                          (17.6)        (15.9)
  Common share dividends                                  (64.9)        (64.9)
--------------------------------------------------------------------------------
                                                          (89.4)         21.7
--------------------------------------------------------------------------------
INVESTING
  Securities                                               (8.7)         (1.9)
  Loans and other receivables                              14.9         (37.1)
  Property, plant and equipment                           (52.7)       (139.0)
  Other                                                    10.9          17.1
--------------------------------------------------------------------------------
                                                          (35.6)       (160.9)
--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
  Increase (Decrease)                                       0.5          (7.7)
  Balance, beginning of year                                6.2          13.9
--------------------------------------------------------------------------------
  BALANCE, END OF YEAR                               $      6.7    $      6.2
--------------------------------------------------------------------------------

                           CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                                DECEMBER 31        December 31
millions                                           2000               1999
--------------------------------------------------------------------------------
ASSETS
  Securities                                    $    661.3         $    646.1
  Loans and other receivables                        322.0              325.1
  Long-term investments                              536.2              534.9
  Property, plant and equipment                      956.8              899.1
--------------------------------------------------------------------------------
                                                $  2,476.3         $  2,405.2
--------------------------------------------------------------------------------
LIABILITIES
  Accounts payable and other                    $     76.4         $     99.4
  Mortgage bonds                                     393.5              346.2
  Term debentures                                    558.8              543.8
FUTURE INCOME TAX LIABILITY                          104.4              106.7
MINORITY INTERESTS                                    94.2               93.1
SHAREHOLDERS' EQUITY (2)                           1,249.0            1,216.0
--------------------------------------------------------------------------------
                                                $  2,476.3         $  2,405.2
--------------------------------------------------------------------------------

NOTES:

(1) These financial statements should be read in conjunction with the Notes to the company's audited Consolidated Financial Statements for the years ended December 31, 2000 and 1999.

(2)  SHAREHOLDERS' EQUITY


--------------------------------------------------------------------------------
                                                  DECEMBER 31       December 31
millions                                             2000              1999
--------------------------------------------------------------------------------
Common shares (101,393,934)                        $  603.5          $  603.5
Retained earnings                                     397.8             364.8
--------------------------------------------------------------------------------
                                                    1,001.3             968.3
Subordinated convertible debentures                   247.7             247.7
--------------------------------------------------------------------------------
                                                   $1,249.0          $1,216.0
--------------------------------------------------------------------------------

The subordinated convertible debentures are convertible at $10.00 per common share into 24.8 million common shares.